FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Skoglund	William			Old Second Bancorp Inc./OSBC				X	Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year			Officer (give title below)	Other (specify below)
	C/O Old Second National Bank 37 South River Street					02-03-03			Director and CEO

(Street)						5.	If Amendment,	7.	Individual or Joint/Group Filing
							Date of Original		(Check Applicable Line)
							(Month/Day/Year)		X	Form filed by One Reporting Person
										Form filed by More than One Reporting Person
	Aurora	IL	60506

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)									(Instr. 3 and 4)
							Code	V		Amount	(A) or (D)	Price

	Old Second Bancorp Inc. Common Stock

	Common Stock													6,064		I		401-(k) Plan

	Common Stock													10,079		I		Profit Sharing Plan

	Common Stock		2-3-03				M			3,667	A	$11.70

	Common Stock		2-3-03				M			3,667	A	$13.80

	Common Stock		2-3-03				M			3,666	A	$15.33

	Common Stock		2-3-03				D			11,000	D	$37.28		11,267		D

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Old Second Bancorp Inc.

	Phantom Stock Employee Stock Option

	Right to buy		$11.70		2-3-03				M				3,667		7-1-96	7-1-05

	" "		$13.80		2-3-03				M				3,667		12-12-96	12-12-05

	" "		$15.33		2-3-03				M				3,666		12-10-97	12-10-06

	Remaining Options—

	Right to buy		$22.69												12-10-98	12-10-07

	" "		$37.61												12-17-03	12-17-12

	" "		$29.42—Restated												12-18-02	12-18-11

	" "		$17.82—Restated												12-19-01	12-19-10

	" "		$20.91—Restated												12-14-00	12-14-09

	" "		$19.50—Restated												12-10-99	12-8-08

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

						1,375		D

	Common Stock	3,667*				0		D

	Com. Stock	3,667*				0		D

	Com. Stock	3,666*				2,201*		D

	Total—11,000 disposition

	Com. Stock	8,800				8,800		D

	Com. Stock	16,000				16,000		D

	Com. Stock	16,000				16,000		D

	Com. Stock	13,333				13,333		D

	Com. Stock	11,333				11,333		D

	Com. Stock	10,666				10,666		D

	Total remaining options					78,333

Explanation of Responses:

*
Options adjusted for 5 for 4 split effected 6-17-96, 2 for 1 split effected 5-17-99 and 4 for 3 split effected 6-24-02.
/s/ William B. Skoglund **Signature of Reporting Person	2-3-03 Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.